AMERANT BANCORP INC.
AMERANT FLORIDA BANCORP INC.
220 Alhambra Circle
Coral Gables, Florida 33134
(305) 460-4038
June 12, 2020

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Amerant Bancorp Inc.
Amerant Florida Bancorp Inc.
Registration Statement on Form S-3
File No. 333-238958 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Amerant Bancorp Inc. and Amerant Florida Bancorp Inc. hereby request that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 9:00 a.m. Eastern Time Monday, June 15, 2020, or as soon thereafter as practical.

Please call Esther Moreno at Akerman LLP at (305) 982-5519 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Carlos Iafigliola
_______________________
Carlos Iafigliola
Executive Vice President and Chief Financial Officer